SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

The Bon-Ton Stores Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09776J101
(CUSIP Number)

March 1, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09776J101	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lombard Odier Asset Management (USA) Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 786,102
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 786,102
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 786,102
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.88% (see Item 4)
12	TYPE OF REPORTING PERSON** CO

CUSIP No. 09776J101	13G	Page 3 of 6 Pages

Item 1 (a).	NAME OF ISSUER:

The Bon-Ton Stores, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2801 E. Market Street York, Pennsylvania 17402

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by the entity listed below, referred to herein as the “Reporting Person,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

Investment Advisor

Lombard Odier Asset Management (USA) Corp (the "Investment Advisor"), with respect to the shares of Common Stock held by 1798 Fundamental Strategies Master Fund and 1798 US Special Situations Master Fund to which the Investment Advisor serves as investment advisor (collectively, the "1798 Funds").

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

888 7th Avenue, 11th Floor New York, NY 10106

Item 2(c).	CITIZENSHIP:

The Investment Advisor is a corporation organized under the laws of the State of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01, par value (the "Common Stock").

CUSIP No. 09776J101	13G	Page 4 of 6 Pages

Item 2(e).	CUSIP NUMBER:

09776J101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 16,111,769 shares of Common Stock issued and outstanding, which is the total number of Common Stock issued and outstanding as of November 26, 2010 as reported by the Company in its Report on Form 10-Q for the quarter ended October 30, 2010.

As of March 1, 2011, the Reporting Person may have been deemed the beneficial owner of 809,602 shares of Common Stock held by the 1798 Funds.  Since, March 3, 2011, the Reporting Person disposed of a portion of its shares of Common Stock such that as of the date hereof, the Reporting Person ceased to be the beneficial owner of more than 5% of the shares of Common Stock of the Company.  The Investment Advisor, which serves as the investment advisor to the 1798 Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by the 1798 Funds.

CUSIP No. 09776J101	13G	Page 5 of 6 Pages

A.	Investment Advisor
	(a)	Amount beneficially owned: 786,102
	(b)	Percent of class: 4.88%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 786,102
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 786,102

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

This statement is being filed to report the fact that as of March 3, 2011 the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09776J101	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

   DATED:  March 11, 2011

Lombard Odier Asset Management (USA) Corp

By:	/s/ Simon Raykher
Name:	Simon Raykher
Title:	Authorized Signatory